77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock California Municipal Income Trust II held on November 30, 2009, the results were as follows:

Common & Preferred:

Proposal 1.

1: To approve an Agreement and Plan of Reorganization among the Fund, BlackRock California Municipal Income Trust and BFZ Merger Subsidiary and the termination of the Fund's registration under the Investment Company Act of 1940, as amended.

With respect to Proposal 1, the shares of the Fund were voted as follows:

Common & Preferred:

For

Against

Abstain

3,952,174

223,487

171,933

Preferred:

Proposal 1.

1: To approve an Agreement and Plan of Reorganization among the Fund, BlackRock California Municipal Income Trust and BFZ Merger Subsidiary and the termination of the Fund's registration under the Investment Company Act of 1940, as amended.

With respect to Proposal 1, the shares of the Fund were voted as follows:

Preferred:

For

Against

Abstain

1,591

119

51